Exhibit (a)(1)(xxiii)

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The amount of the cash payment that you are eligible to receive in exchange for your eligible options will be determined by multiplying (i) the number of new RSUs that you would receive in exchange for your exchanged options pursuant to the exchange ratios (rounded down to the nearest whole share on a grant-by-grant basis), by the (ii) closing price per share of our common stock on the completion date of the offer, as reported on the Nasdaq Global Select Market and, where applicable, converting such amounts to local currency using the exchange rate for the completion date published in *The Wall Street Journal*.

The calculator below enables you to model the hypothetical closing price of eBay's common stock on the completion date to calculate the total potential cash payment (in U.S. dollars, before taxes) that you would be eligible to receive if you elect to exchange some or all of your eligible options in the Stock Option Exchange Program.

Hypothetical Closing Price of eBay Common Stock on the Completion Date: $ 21.00

| A. Total Number of New RSUs Used to Determine Cash Payment* | B. Hypothetical Closing Price of eBay Common Stock on the Completion Date | C. Cash Payment (before taxes) [A x B] |
|---|---|---|
| 30 | $21.00 | $630.00 |
| 31 | $21.00 | $651.00 |
| | **Total Potential Cash Payment (Before Taxes)**** | **$1,281.00** |

*Represents the number of new RSUs that you would otherwise receive in exchange for each of your eligible option grants pursuant to the exchange ratios (rounded down to the nearest whole share on a grant-by-grant basis).

**Represents the total potential cash payment (before taxes) that you would be eligible to receive if you exchange all of your eligible options. Please keep in mind that you are free to exchange some, all or none of your eligible options on a grant-by-grant basis.

You may model any hypothetical closing price for eBay common stock using the calculator above. For reference only, the following table provides some potential hypothetical closing prices for eBay's common stock based upon recent closing stock prices. The current per share market price of eBay's common stock is reported on the Nasdaq Global Select Market under the symbol "EBAY".

| | Average Per Share Closing Price | High Per Share Closing Price | Low Per Share Closing Price |
|---|---|---|---|
| August 10, 2009 through August 21, 2009 | $21.72 | $22.49 | $20.84 |
| July 14, 2009 through August 21, 2009 | $20.81 | $22.55 | $16.76 |

**IMPORTANT NOTE: Please be advised that the trading price of eBay's common stock has fluctuated in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside eBay's control.**

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